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                            JAG MEDIA HOLDINGS, INC.
                              6865 S.W. 18th Street
                                    Suite B13
                            Boca Raton, Florida 33433
                               Tel: (866) 300-7410





January 25, 2006



VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
Attn: Ms. Jennifer Gowetski

         Re: Post-Effective Amendment No. 2 to
             Registration Statement on Form SB-2 (File No. 333-118029)

Dear Ms. Gowetski:

         JAG Media Holdings, Inc. (the "Company") hereby requests acceleration of the effective date of the above-referenced Post Effective Amendment No. 2 to Wednesday, January 25, 2006 at 3:00 p.m. Eastern Standard Time, or as soon thereafter as is practicable.

         The Company hereby acknowledges that the disclosure in the filing is the responsibility of the Company. The Company represents to the Securities and Exchange Commission (the "Commission") that should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

         The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

         Please direct any correspondence regarding this matter to the undersigned at 561-892-0821 (fax) with a copy to W. Preston Tollinger at Morgan, Lewis & Bockius LLP at 212-309-6001 (fax).

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United States Securities and Exchange Commission
Page 2 of 2




Thank you for your assistance.

Very truly yours,

JAG MEDIA HOLDINGS, INC.

By: /s/ Thomas J. Mazzarisi
    ------------------------------------
Name:    Thomas J. Mazzarisi
Title:   Chairman of the Board and Chief
         Executive Officer


cc:      Morgan Lewis & Bockius LLP
         --------------------------
         W. Preston Tollinger